SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL LAMPOON, INC.
(Name of Subject Company (Issuer))

Warrants to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

636637100
(CUSIP Number of Class of Securities (Underlying Common Stock))

Daniel S. Laikin
Chief Executive Officer
National Lampoon, Inc.
8228 Sunset Boulevard
Los Angeles, California 90046
(310) 474-5252
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Mary Ann Sapone, Esq.
Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 400
Los Angeles, California 90024
(310) 208-1182

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing fee*
$1,006,249	$50.31
*The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

National Lampoon, Inc. (the “Company”) amends and supplements the Tender Offer Statement on Schedule TO filed on July 17, 2008 relating to the Company’s offer made to holders of warrants that were issued to investors who purchased the Company’s Series B Convertible Preferred Stock and Series C Convertible Preferred Stock.   In exchange for the warrant holder exercising a portion of the warrants to purchase at least 10% of the Common Stock covered by the warrants, the Company agreed to extend the expiration date of the warrant holder’s remaining warrants from December 9, 2008 to December 9, 2010  Holders of warrants that were issued to investors who purchased the Company’s Series B Convertible Preferred Stock had the expiration date of their warrants extended from May 31, 2008 to December 9, 2008, irrespective of whether or not they participated in the Offer.

This Amendment No. 1, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO.

Item 4.    Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following information.  Capitalized terms have the meanings set forth in Exhibit (a)(1)(A).

The Offer expired at 9:00 p.m., Pacific Time, on Wednesday, August 6, 2008.  19 Warrant Holders took advantage of the Offer and exercised Warrants to purchase 522,590 shares of our Common Stock which resulted in proceeds of $927,598.  The Warrants were validly tendered and not withdrawn in the Offer.  The exercise price of the Warrants was $1.775 per share.  In accordance with the terms of the Offer, we will issue 522,590 shares of our Common Stock to the tendering Warrant Holders.

Item 12.    Exhibits

(a)(1)(A)	Offer to Exchange*
(a)(1)(B)	Transmittal Letter*
(a)(1)(C)	Notice of Withdrawal*
(d)(1)	NLAG Registration Rights Agreement dated May 17, 2002 among the issuer and members of the NLAG Group and GTH Capital, Inc.(1)
(d)(2)	Jimirro Registration Rights Agreement date May 17, 2002(1)
(d)(3)	Piggyback Registration Rights Agreement dated September 3, 2002 between the issuer and Constellation Venture Capital, L.P. as agent for certain individuals(2)
(d)(4)	Piggyback Registration Rights Agreement entered into between the issuer and the purchasers of Series C Convertible Preferred Stock(3)
(d)(5)	J2 Communications Voting Agreement dated May 17, 2002 among the members of the NLAG Group and James P. Jimirro(1)
(d)(6)	First Amendment to Voting Agreement dated June 7, 2002(5)
(d)(7)	Series C Voting Agreement entered into among the issuer and the purchasers of Series C Convertible Preferred Stock(3)
(d)(8)	2005 Employment Agreement between the issuer and Daniel S. Laikin(4)

(d)(9)	Indemnification Agreement dated May 17, 2002 between the issuer and Daniel S. Laikin(1)
(d)(10)	Restated Indemnification Agreement dated May 17, 2002 between the issuer and James P. Jimirro(1)
(d)(11)	National Lampoon, Inc. Amended and Restated 1999 Stock Option, Restricted Stock and Deferred Stock Plan(4)
(d)(12)	National Lampoon, Inc. 2005 Consultant Plan(6)

*Previously filed.
**Filed herewith.
(1) Incorporated by reference from the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2002.
(2) Incorporated by reference from the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2002.
(3) Incorporated by reference from the issuer’s Quarterly Report on Form 10-QSB for the quarter ended October 31, 2004 and filed with the Securities and Exchange Commission on December 22, 2004.
(4) Incorporated by reference from the issuer’s SB-2 Registration Statement filed with the Securities and Exchange Commission on May 10, 2005.
(5) Incorporated by reference from the issuer’s Annual Report on Form 10-KSB for the fiscal year ended July 31, 2007 filed with the Securities and Exchange Commission on November 29, 2007.
(6) Incorporated by reference from the issuer’s Proxy Statement filed with the Securities and Exchange Commission on December 13, 2005.

Item 13.    Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 2008                                                                National Lampoon, Inc.

      By:/s/ Daniel S. Laikin
           Daniel S. Laikin, Chief Executive Officer